ANNUAL STEP-UP DEATH BENEFIT RIDER

This rider is part of Your contract. All definitions, provisions, and exceptions of the contract apply to this rider unless specifically changed by this rider. The rider effective date is the same as the Contract Date unless a different rider effective date is shown on the Data Page. In the event of a conflict between any provision in this rider and the contract, the provisions of this rider will control.
RIDER BENEFIT
This rider provides You with the greatest of the annual step-up death benefit amount or the death benefit described in the Standard Death Benefit provision of the contract.
ANNUAL STEP-UP DEATH BENEFIT
Prior to the Annuitization Date, this rider provides an annual step-up death benefit equal to the greater of:
1.the accumulated value on the date We receive due proof of death and all required documents; and
2.the total premium payment made minus an adjustment for each partial surrender (and any applicable Surrender Charge and fees) and minus an adjustment for each partial annuitization made prior to the date we receive due proof of death and all required documents; and
3.the highest accumulated value on any Segment Anniversary after the rider effective date and prior to the Lock-In Date minus an adjustment for each partial surrender (and any applicable Surrender Charge and fees) after that Segment Anniversary.
On and after the Lock-In Date, the amount determined in 3 above will only be decreased by an adjustment for each partial surrender and/or partial annuitization made since the Lock-In Date. The Lock-In Date is the Segment Anniversary following the later of the oldest Owner's 80th birthday (or Annuitant, if non-natural Owner) or number of years shown on the Data Page.
ADJUSTMENT FOR PARTIAL SURRENDERS AND/OR PARTIAL ANNUITIZATIONS
The adjustment for partial surrenders and/or partial annuitizations as described above will reduce the death benefit. The adjustment for partial surrenders and/or partial annuitizations is equal to (a divided by b) multiplied by c, where:
a.equals the amount of the partial surrender (and any applicable Surrender Charge and fees) and/or the amount of the partial annuitization; and
b.equals the accumulated value immediately prior to the partial surrender and/or partial annuitization; and
c.equals the amounts determined in 2 or 3 above (as applicable) immediately prior to the partial surrender and/or partial annuitization.
EXAMPLE: Your accumulated value is $10,000 and You take a partial surrender of $2,000 (20% of Your accumulated value). For purposes of calculating the benefit under this rider, We reduce the amounts determined in 2 or 3 above by 20%.
RIDER CHARGE
The initial Rider Charge is shown on the Data Page. We may increase the Rider Charge, but We guarantee that the increased charge will not exceed the maximum Rider Charge shown on the Data Page. The Rider Charge is an annualized rate that is assessed at Segment Anniversary and deducted on a daily basis. The Rider Charge will be deducted from the Account Value.
If the rider is terminated, the Rider Charge is terminated.
TERMINATION
This rider terminates on the earliest of the following:
1.the date We receive Your request to terminate the rider, following the 6th Contract Anniversary; or
2.the death of an Owner; or

3.the date the Owner is changed (unless changed to a non-natural Owner); or
4.the date the contract accumulated value reduces to zero.
REINSTATEMENT
If this rider terminates, it may not be reinstated.

Principal Life Insurance Company
Des Moines, Iowa 50392-0001